WELLS FARGO FINANCIAL, INC.

Computation of Ratios of Earnings to Fixed Charges

Exhibit 12

	Years Ended December 31,
(Thousands of Dollars)
	2000	1999	1998	1997	1996
Net earnings	$241,054	$265,361	$238,604	$269,450	$276,331

Add:
Fixed charges:
Interest including amortization of debt expense

	639,444	520,063	485,784	401,736	372,859
One third of rentals*	12,844	13,974	13,406	12,107	10,748
Total fixed charges	652,288	534,037	499,190	413,843	383,607
Provision for income taxes	138,834	149,190	121,668	144,082	148,096
Total net earnings, fixed charges and income taxes - “Earnings”

	$1,032,176	$948,588	$859,462	$827,375	$808,034

Ratio of earnings to fixed charges
	1.58	1.78	1.72	2.00	2.11

*    One-third of rentals is deemed representative of the interest factor.